MountainBank Annual Report 2001

FINANCIAL CORP

IN A WORD...

GROWTH



Customer Bill of Rights

A customer has the right to be called by name
at a bank that does not keep changing its name.

A customer has a right to be greeted by his
or her third step into the bank lobby.

A customer has the right to be asked within two minutes
after entering the lobby, "How can I serve you?"

A customer has a right to extended banking hours.

A customer has a right to talk to a person when calling
the bank and not a pre-recorded message.

A customer has a right to have his or her telephone call
returned within 24 hours from calling the bank.

And, a customer has a right to be treated by the Golden Rule
rather than an out-of-town home office rule.



GROWTH

In Assets - Revenues - Net Income - Stock Price - Franchise



Senior Management:

Greg Gibson
Chief Financial Officer

B. Grant Yarber
Credit Administration

Terri Thompson
Director of Marketing

Marjorie Swofford
Branch Administrator

Vincent K. Rees
Chief Lending Officer

J.W. Davis
Chief Executive Officer

Lee Beason
Regional Executive

Diane Grant
Director of Human Resources

Peggy Denny
Senior Branch Administrative Coordinator

Tim Howell
MountainBanc Mortgage



Stock Performance



$20
$15
$10
$5
$0
1997
1998
1999
2000
2001

Net Income



$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
-$500
1997
1998
1999
2000
2001

Revenues



$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
1997
1998
1999
2000
2001

Assets



$600,000,000
$500,000,000
$400,000,000
$300,000,000
$200,000,000
$100,000,000
$0
1997
1998
1999
2000
2001

(See back cover for franchise growth)

MISSION STATEMENT

MountainBank is a caretaker of people and their financial needs. Our employees embrace the human worth of our customers. Because of this commitment, our customers realize their importance to us as individuals and gain greater financial security.

May, 2002

Dear Stockholder:

Since opening in 1997, our bank has experienced annualized growth in size and earnings in excess of 100%, but as we began 2001, doubling these financial categories again seemed daunting. As you review this report, you will see that your bank did in fact double during 2001. Your board of directors has believed since inception that a growth strategy best serves our stockholders' interest - growth in assets, growth in revenues, growth in earnings, growth of our franchise, and most importantly, growth in stockholder investment. This year's annual report theme is growth, and graphs herein chart our progress in this endeavor.

Net income for 2001 totaled $2,510,138 or $1.11 per share, compared to $1,055,969 or $.52 per share in 2000. This represents a 138% gain in earnings per share. Total assets grew from $259.1 million in 2000 to $561.1 million in 2001, a 117% increase. Loan growth during the year of $286.5 million necessitated a contribution to our loan provision expense of $4.1 million. Actual loan losses during 2001 were $471,000, or .09% of total loans. While this is a tribute to our loan quality, this reserve mechanism also underscores the imbedded earnings capacity of our bank. Our level of profitability during 2001 was significantly higher than peer community banks at this stage in our life cycle. As loan growth moderates, MountainBank's bottom line earnings will compare favorably not only with peer banks but also community banks much older than us.

While our operating performance far exceeded planned levels, our bank also made considerable progress from a strategic perspective. Corporate branding was a point of emphasis and significant strides in name recognition and market identity were made. 2001 was designated the "Year of Cross Selling" and again, our operating results indicate that this campaign was hugely successful. To accommodate strategic growth opportunities, your board formed MountainBank Financial Corporation during 2001, and we now operate as a one bank holding company. As has been the case in prior years, we expanded our franchise by opening full service offices in Marion, Waynesville, and Morganton. Prior to 2001, our prolific growth had been exclusively internal, but as we entered 2001, your board felt strategic acquisitions need to be a part of our growth plan. While our de novo growth strategy has been successful, we realized achieving our critical mass objective within an opportunistic time frame would require external support.
Our success in that regard was a major highlight for our bank during the year. PremierMortgage, a residential loan originating firm in Greenwood, South Carolina, was acquired in late summer and as a result, the contribution to earnings by our mortgage loan operation has increased dramatically. As we were integrating PremierMortgage, a letter of intent was signed with First Western Bank, and it became a part of MountainBank on December 31, 2001. Opened in 1996, First Western Bank was based in Burnsville, North Carolina with four offices in Yancey, Mitchell, and north Buncombe counties.
A much needed capital infusion resulted from this combination, and post-closing, our stockholders have experienced improved value and greater liquidity in their investment. This merger obviously enhanced our franchise building with Yancey, Mitchell, and north Buncombe counties now a part of our geographical footprint. Strategically, acquisitions will play a greater role in the future growth of our company, and certainly the execution and integration experience gained during 2001 will assist in these efforts. Again, these acquisitions were momentous in that we took our first steps toward becoming a regional community based bank irrespective of state lines.



J.W. Davis

Much of my message has dwelled upon growth - not growth for growth's sake but growth for our stockholders' stake. Our financial performance affirms this business model. As big banks achieve their quest of becoming financial service firms, community banking won't be without its consolidation either. Maximizing the long-term interests of our stockholders is best served by an opportunistic posture, and that is the course your board will stay. As our stockholder base grows, so does our fervor to assure your pride in and return on your MountainBank investment. On behalf of your board of directors, thank you for your continuing support. Your questions and/or comments would be welcome.

Sincerely,

J.W. Davis
President and Chief Executive Officer

Board of Directors

MOUNTAINBANK FINANCIAL CORP. 2001

William A. Banks	President, Banco Lumber; Co-owner, Mountain Air Country Club
William H. Burton, III	President & CEO, Café Enterprises, Inc.
J. W. Davis	President & CEO, MountainBank
Ken Feagin	President, Ken Feagin Truck & Trailer Sales; Partner, Martin-Feagin Ford Lincoln Mercury
Danny Ford	Rancher; Former Head Football Coach, Univ.of Arkansas and Clemson University
Boyd L. Hyder	President/Owner, B & A Hyder Trucking; Chairman of the Board of Directors, MountainBank
J. Edward Jones	President, Sutherland Insurance & Realty Company
Ronald Lamb	Owner, Lamb Fruit Company
H. Steve McManus	President, Beacon Food Service, Inc.; McManus Development, LLC; Moon McManus Developers, LLC
Van F. Phillips	Vice President, Great Meadows, Inc.; General Partner, Spruce Pine Shopping Center, Ltd.
Catherine Schroader	Co-Owner/Manager, Schroader's Honda
Maurice Scott	Retired; former Plant Manager, Monsanto Company



MountainBank Executive Management:

Vincent K. Rees
Chief Lending Officer

Peggy H. Denny
Senior Branch Administrative Coordinator

J.W. Davis
Chief Executive Officer

Greg L. Gibson
Chief Financial Officer and Capital Strategist

Mountain Bank Financial Corporation

2001 Financial Statements
and
Management's Discussion and Analysis

Table of Contents

Market for the Common Stock, Stock Prices and Dividends

The Company's common stock is listed with the OTC Bulletin Board under the symbol MBFC. As of December 31, 2001, the Company had issued and outstanding 3,112,699 shares of common stock which were held by approximately 2,200 stockholders of record.

Set forth below are the approximate high and low (bid quotations/sales price), known to the management of the Company, for each quarter in the last three fiscal years.

	2001		2000		1999	
	High	Low	High	Low	High	Low
First Quarter	24.00	15.33	14.67	9.67	10.55	8.33
Second Quarter	26.25	17.50	12.93	10.00	11.12	9.72
Third Quarter	26.25	16.67	14.26	12.67	12.22	10.83
Fourth Quarter	20.83	19.17	17.08	12.67	12.22	10.87

To date, the Company has not paid any cash dividends. The Company may only pay dividends from dividends received from the Bank.

Independent Auditor's Report

Board of Directors and Stockholders
MountainBank Financial Corporation

We have audited the accompanying consolidated balance sheets of MountainBank Financial Corporation and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The consolidated financial statements give retroactive effect to the merger of MountainBank Financial Corporation and MountainBank on March 30, 2001, which has been accounted for in a manner similar to pooling-of-interests as described in Note 17 to the consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These consolidated financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of MountainBank Financial Corporation and subsidiary after financial statements covering the date of consummation of the business combination are issued.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MountainBank Financial Corporation and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

Larrowe & Company, PLC

Galax, Virginia
January 25, 2001, except for Note 17, as to which
the date is March 30, 2001

Consolidated Balance Sheets

December 31, 2001 and 2000

Assets	2001	2000
Cash and due from banks	$ 10,125,801	$ 7,797,745
Interest bearing deposits with banks	524,767	3,667,612
Federal funds sold	-	9,220,000
Investment securities available for sale	34,626,207	35,415,821
Restricted equity securities	10,761,398	453,300
Loans, net of allowance for loan losses $7,113,269 in 2001 and $3,006,842 in 2000	483,871,913	197,372,973
Property and equipment, net	7,203,652	2,322,157
Accrued income	3,248,609	2,007,804
Intangible assets, net	2,820,307	-
Other assets	7,940,308	851,608
Total assets	$ 561,122,962	$ 259,109,020
Liabilities and Stockholders' Equity		
Liabilities		
Noninterest-bearing deposits	$ 41,187,520	$ 15,531,055
Interest-bearing deposits	426,319,154	217,807,421
Total deposits	467,506,674	233,338,476
Federal funds purchased and securities sold under agreements to repurchase	5,239,949	3,145,147
Short-term debt	1,250,000	-
Long-term debt	42,633,140	-
Obligations under capital lease	735,567	759,804
Accrued interest payable	4,778,290	2,840,440
Other liabilities	1,963,950	814,734
Total liabilities	524,107,570	240,898,601
Commitments and contingencies		
Stockholders' equity		
Preferred stock, no par value; 3,000,000 shares authorized; 92,667 shares issued and outstanding in 2001 and no shares issued or outstanding in 2000	2,224,008	-
Common stock, $4 par value; 10,000,000 shares authorized; 3,112,699 and 1,871,938 shares issued and outstanding in 2001 and 2000, respectively	12,450,796	7,487,752
Surplus	18,584,215	9,400,906
Retained earnings	3,692,648	1,182,510
Accumulated other comprehensive income (loss)	63,725	139,251
Total stockholders' equity	37,015,392	18,210,419
Total liabilities and stockholders' equity	$ 561,122,962	$ 259,109,020

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

For the years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Interest and dividend income			
Loans and fees on loans	$ 27,105,680	$ 13,210,158	$ 5,649,738
Federal funds sold	286,189	241,412	331,405
Investment securities, taxable	1,697,706	1,840,309	510,255
Investment securities, nontaxable	76,220	6,708	-
Deposit with banks	242,369	504,981	257,071
Dividends	411,883	17,541	3,160
Other	86,356	-	-
Total interest and dividend income	29,906,403	15,821,109	6,751,629
Interest expense			
Deposits	15,281,358	8,795,951	3,444,426
Federal funds purchased and securities sold under agreements to repurchase	196,202	152,766	54,853
Other borrowed funds	1,143,869	67,720	61,968
Total interest expense	16,621,429	9,016,437	3,561,247
Net interest income	13,284,974	6,804,672	3,190,382
Provision for loan losses	3,347,000	1,905,000	826,500
Net interest income after provision for loan losses	9,937,974	4,899,672	2,363,882
Noninterest income			
Service charges on deposit accounts	940,333	460,984	230,715
Mortgage origination income	1,434,726	499,212	493,077
Gain on sale of loans	164,667	150,977	-
Net realized gain (loss) on sale of securities	121,112	-	-
Other service charges and fees	127,951	60,240	35,018
Other income	205,580	146,514	22,893
Total noninterest income	2,994,369	1,317,927	781,703
Noninterest expense			
Salaries and employee benefits	4,792,855	2,416,831	1,396,715
Occupancy	570,935	315,702	209,841
Equipment	662,481	348,619	196,212
Data processing	521,239	298,178	157,521
Amortization of intangible assets	18,266	-	-
Other general and administrative	2,640,630	1,199,182	859,468
Total noninterest expense	9,206,406	4,578,512	2,819,757
Income before income taxes	3,725,937	1,639,087	325,828
Income tax expense	1,215,799	583,118	-
Net income	$ 2,510,138	$ 1,055,969	$ 325,828
Basic earnings per share	$ 1.11	$ .52	$ .22
Diluted earnings per share	$ 1.01	$ .48	$ .19
Weighted average shares outstanding	2,256,780	2,041,711	1,524,865

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2001, 2000 and 1999

	Stock			Retained Earnings	Accumulated Other Comprehensive	
	Preferred	Common	Surplus	(Deficit)	Income (Loss)	Total
Balance, December 31, 1998	$ -	$ 3,657,830	$ 2,695,579	$ (199,287)	$ 22,461	$ 6,176,583
Comprehensive income						
Net income	-	-	-	325,828	-	325,828
Net change in unrealized appreciation on investment securities available for sale	-	-	-	-	(81,542)	(81,542)
Total comprehensive income						244,286
Shares issued	-	1,121,735	2,627,813	-	-	3,749,548
Stock options exercised	-	28,635	23,880	-	-	52,515
Stock split, effected in the form of a dividend	-	961,530	(961,530)	-	-	-
Fractions redeemed	-	-	(440)	-	-	(440)
Balance, December 31, 1999	-	5,769,730	4,385,302	126,541	(59,081)	10,222,492
Comprehensive income						
Net income	-	-	-	1,055,969	-	1,055,969
Net change in unrealized appreciation on investment securities available for sale	-	-	-	-	198,332	198,332
Total comprehensive income						1,254,301
Fractional shares purchased	-	(323)	323	-	-	-
Shares sold	-	1,705,325	5,005,128	-	-	6,710,453
Stock options exercised	-	13,020	10,153	-	-	23,173
Balance, December 31, 2000	-	7,487,752	9,400,906	1,182,510	139,251	18,210,419
Comprehensive income						
Net income	-	-	-	2,510,138	-	2,510,138
Net change in unrealized appreciation on investment securities available for sale	-	-	-	-	(75,526)	(75,526)
Total comprehensive income						2,434,612
Shares sold	2,224,008	-	-	-	-	2,224,008
Shares issued to acquire PremierMortgage Associates, Inc.	-	80,000	220,000	-	-	300,000
Shares issued to acquire First Western Bank	-	2,751,364	11,005,456	-	-	13,756,820
Stock options exercised	-	56,548	32,985	-	-	89,533
Stock split, effected in the form of a dividend	-	2,075,132	(2,075,132)	-	-	-
Balance, December 31, 2001	$2,224,008	$12,450,796	$18,584,215	$ 3,692,648	$ 63,725	$37,015,392

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Cash flows from operating activities			
Net income	$ 2,510,138	$ 1,055,969	$ 325,828
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	501,854	298,096	185,897
Provision for loan losses	3,347,000	1,905,000	826,500
Deferred income taxes	(1,051,748)	(536,147)	(97,591)
Net realized gains (losses) on securities	(121,112)	-	-
Accretion of discount on securities, net of amortization of premiums	5,544	(33,062)	(5,570)
Changes in assets and liabilities:			
Accrued income	(820,255)	(1,183,402)	(473,653)
Other assets	(282,764)	(18,298)	(110,778)
Accrued interest payable	1,623,009	2,013,733	269,138
Other liabilities	(717,434)	587,219	94,703
Net cash provided by operating activities	4,994,232	4,089,108	1,014,474
Cash flows from investing activities			
Net (increase) decrease in federal funds sold	9,220,000	(7,650,000)	(1,250,000)
Net (increase)decrease in interest-bearing deposits with banks	3,142,845	7,592,546	(11,260,158)
Purchases of investment securities	(48,053,773)	(24,435,517)	(14,923,637)
Sales of investment securities	34,310,826	-	500,000
Maturities of investment securities	12,712,832	7,624,252	1,764,056
Net increase in loans	(208,389,931)	(110,779,605)	(41,717,141)
Purchases of property and equipment	(1,372,115)	(984,132)	(532,842)
Acquisition of First Western Bank	2,931,515	-	-
Acquisition of PremierMortgage Associates, Inc.	3,959	-	-
Investment in BOLI	(4,900,000)	-	-
Net cash used in investing activities	(200,393,842)	(128,632,456)	(67,419,722)
Cash flows from financing activities			
Net increase in noninterest-bearing deposits	14,455,004	8,748,989	2,090,510
Net increase in interest-bearing deposits	148,302,466	110,703,326	61,435,915
Net increase in federal funds purchased and securities sold under agreements to repurchase	1,180,892	1,877,625	663,000
Net increase in debt	31,500,000	-	-
Repayment of obligations under capital lease	(24,237)	(20,680)	(22,124)
Proceeds from the issuance of common stock, net	89,533	6,733,626	3,801,623
Proceeds from issuance of preferred stock	2,224,008	-	-
Net cash provided by financing activities	197,727,666	128,042,886	67,968,924
Net increase in cash and cash equivalents	2,328,056	3,499,538	1,563,676
Cash and cash equivalents, beginning	7,797,745	4,298,207	2,734,531
Cash and cash equivalents, ending	$ 10,125,801	$ 7,797,745	$ 4,298,207
Supplemental disclosures of cash flow information			
Interest paid	$ 14,998,420	$ 7,002,704	$ 3,292,109
Income taxes paid	$ 2,611,852	$ 620,965	$ 90,843

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows, continued

For the years ended December 31, 2001, 2000, and 1999

Schedule of non-cash investing and financing transactions:

	2001	2000	1999
Acquisition of PremierMortgage Associates, Inc.			
Assets acquired:			
Property and equipment, net	$ 4,011	$ -	$ -
Goodwill	292,259	-	-
	296,270	-	-
Liabilities assumed			
Other liabilities	229	-	-
	229	-	-
Net non-cash assets acquired	$ 296,041	$ -	$ -
Payment for net assets acquired			
Cash paid at closing	$ -	$ -	$ -
Less cash acquired at closing	3,959	-	-
	(3,959)	-	-
Notes issued to stockholders of acquired corporation	-	-	-
Stock issued to stockholders of acquired corporation	300,000	-	-
	$ 296,041	$ -	$ -
Acquisition of First Western Bank			
Assets acquired:			
Investment securities	$ 8,487,236	$ -	$ -
Loans, net of allowance for loan losses $1,230,596	80,520,861	-	-
Property and equipment, net	4,007,223	-	-
Other assets	1,217,563	-	-
Acquired loan write-up	935,147	-	-
Core deposit intangible	2,546,314	-	-
	97,714,344	-	-
Liabilities assumed			
Deposits	70,902,369	-	-
Federal funds purchased and securities sold under agreements to repurchase	913,910	-	-
Borrowings	12,750,000	-	-
Other liabilities	2,181,261	-	-
Acquired deposit valuation	508,359	-	-
Debt valuation allowance	(366,860)	-	-
	86,889,039	-	-
Net non-cash assets acquired	$ 10,825,305	$ -	$ -
Payment for net assets acquired			
Cash paid at closing	$ -	$ -	$ -
Less cash acquired at closing	2,931,515	-	-
	(2,931,515)	-	-
Notes issued to stockholders of acquired corporation	-	-	-
Stock issued to stockholders of acquired corporation	13,756,820	-	-
	$ 10,825,305	$ -	$ -

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

MountainBank Financial Corporation (the Company) was incorporated as a North Carolina corporation on January 10, 2001 to acquire the stock of MountainBank (the Bank). The Bank was acquired by the Company on March 30, 2001.

MountainBank was organized and incorporated under the laws of the State of North Carolina on June 25, 1997 and commenced operations on June 26, 1997. The Bank currently serves nine western North Carolina counties and surrounding areas through fourteen full service banking offices. As a state chartered bank which is not a member of the Federal Reserve, the Bank is subject to regulation by the State of North Carolina Banking Commission and the Federal Deposit Insurance Corporation.

MountainBanc Mortgage Corporation was organized and incorporated under the laws of the State of North Carolina on July 19, 2001. MoutainBanc Mortgage Corporation operates as a wholly-owned subsidiary of MountainBank and provides mortgage banking services to its customers in North and South Carolina. MountainBanc Mortgage Corporation commenced operations on October 1, 2001.

The accounting and reporting policies of the Company and the Bank follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank and MountainBanc Mortgage. All material intercompany transactions and balances have been eliminated in consolidation.

Business segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers the materiality of a potential segment and components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank's loan portfolio consists of loans in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the retirement, manufacturing and agricultural segments.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank's allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks.

Trading securities

The Bank does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities held to maturity

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates. All securities held by the Bank at December 31, 2001 and 2000 were classified as available for sale.

Securities available for sale

Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans held for sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Discounts and premiums on any purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on any purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Property and equipment

Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	5-40
Furniture and equipment	3-10

For assets recorded under the terms of capital leases, the present value of future minimum lease payments is treated as cost.

Foreclosed properties

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate.

Stock-based compensation

The Bank accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. The Bank is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, *Accounting for Stock-Based Compensation* (issued in October 1995), but complies with the disclosure requirements set forth in the Statement, which include disclosing pro forma net income as if the fair value based method of accounting had been applied.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Transfers of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

Basic earnings per share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

Diluted earnings per share

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares.

Comprehensive income

Annual comprehensive income reflects the change in the Bank's equity during the year arising from transactions and events other than investment by and distributions to shareholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholder's equity rather than as income or expense.

Financial instruments

Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. In addition, forwards and option contracts must reduce an exposure's risk, and for hedges of anticipatory transactions, the significant terms and characteristics of the transaction must be identified and the transactions must be probable of occurring. All derivative financial instruments held or issued by the Bank are held or issued for purposes other than trading.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Financial instruments, continued

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Interest-bearing deposits with banks: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Available-for-sale and held-to-maturity securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

Mortgage loans held for sale: Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Short-term borrowings: The carrying amounts of short-term debt approximate their fair values.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Fair value of financial instruments, continued

Long-term borrowings: The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowings arrangements.

Other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amounts of other liabilities approximates fair value.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current year. Net income and stockholders' equity previously reported were not affected by these reclassifications.

Note 2. Business Combinations

On October 1, 2001, the Company acquired PremierMortgage Associates, Inc. in exchange for 20,000 shares of MountainBank Financial Corporation common stock in a transaction valued at $300,000. In conjunction with the acquisition, PremierMortgage Associates, Inc. was merged as a subsidiary of MountainBank and was renamed MountainBanc Mortgage Corporation.

On December 31, 2001, the Company acquired First Western Bank in exchange for 687,841 shares of MountainBank Financial Corporation common stock valued at $13,756,820. In conjunction with the acquisition, First Western Bank was merged with and into the Company's subsidiary, MountainBank.

The acquisitions were accounted for as purchase transactions and accordingly the results of operations attributable to the acquired companies are included in the consolidated financial statements only from the dates of acquisition. The excess of purchase price over fair value of net tangible and identified intangible assets acquired will be evaluated annually for impairment and written down as those values become impaired. Identified intangible assets will be amortized over their expected useful life. The acquisitions are summarized as follows:

	First Western Bank	PremierMortgage Associates, Inc.
Purchase price	$ 13,756,820	$ 300,000
Loans, net	81,456,008	-
Investment securities	8,487,236	-
Identified intangible assets	2,546,314	-
Other assets	8,156,301	7,970
Deposits	(71,410,728)	-
Other liabilities	(15,478,311)	(229)
Net tangible and identified intangible assets acquired (at fair market value)	13,756,820	7,741
Excess of purchase price over net tangible and identified intangible assets acquired (at fair market value)	$ -	$ 292,259

Results of operations for the years ending December 31, 2001 and 2000, as if the combination had occurred on January 1, 2000, are summarized below, for the acquisition of First Western Bank.

Note 2. Business Combinations, continued

	MountainBank Financial Corporation & Subsidiaries	First Western Bank	Adjustments	Pro Forma Combined
2001				
Interest income	$ 29,906	$ 6,237	$ 281	$ 36,424
Interest expense	16,621	2,665	-	19,286
Net interest income	13,285	3,572	281	17,138
Provision for credit loss	3,347	905	-	4,252
Other income	2,994	771	-	3,765
Other expense	9,206	4,303	133	13,642
Income before income taxes	3,726	(865)	148	3,009
Income taxes (benefit)	1,216	(294)	58	980
Net income (loss)	$ 2,510	$ (571)	$ 90	$ 2,029

	MountainBank Financial Corporation & Subsidiaries	First Western Bank	Adjustments	Pro Forma Combined
2000				
Interest income	$ 15,821	$ 4,968	$ 281	$ 21,070
Interest expense	9,016	2,242	-	11,258
Net interest income	6,805	2,726	281	9,812
Provision for credit loss	1,905	199	-	2,104
Other income	1,318	612	-	1,930
Other expense	4,579	3,049	133	7,761
Income before income taxes	1,639	90	148	1,877
Income taxes (benefit)	583	(349)	514	748
Net income (loss)	$ 1,056	$ 439	$ (366)	$ 1,129

Note 3. Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $1,508,000 and $336,000 for the periods including December 31, 2001 and 2000, respectively.

Note 4. Securities

Debt and equity securities have been classified in the balance sheets according to management's intent. The carrying amounts of securities (all available-for-sale) and their approximate fair values at December 31 follow:

2001	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale				
U.S. Treasury securities	$ -	$ -	$ -	$ -
U.S. Government agency securities	7,176,546	-	14,678	7,161,868
State and municipal securities	3,720,981	40,356	6,240	3,755,097
Mortgage-backed securities	23,632,128	239,091	161,977	23,709,242
Restricted equity securities	10,761,398	-	-	10,761,398
	$ 45,291,053	$ 279,447	$ 182,895	$ 45,387,605
2000				
Available for sale				
U.S. Treasury securities	$ -	$ -	$ -	$ -
U.S. Government agency securities	9,385,060	21,397	62,487	9,343,970
State and municipal securities	813,947	547	2,793	811,701
Mortgage-backed securities	25,005,827	268,965	14,642	25,260,150
Restricted equity securities	453,300	-	-	453,300
	$ 35,658,134	$ 290,909	$ 79,922	$ 35,869,121

Investment securities with amortized cost of approximately $13,000,000 and $7,000,000 at December 31, 2001 and 2000, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

There were no realized gains or losses on the sale or maturity of investment securities for the periods ended December 31, 2000 and 1999.

Gross realized gains and losses for the year ended December 31, 2001 are as follows:

	2001
Realized gains, available for sale securities	$ 121,112
Realized losses, available for sale securities	-
	$ 121,112

The scheduled maturities of investment securities (all available for sale) at December 31, 2001 were as follows:

	Amortized Cost	Fair Value
Due in one year or less	$ 4,224,757	$ 4,227,610
Due after one year through five years	6,860,536	6,877,122
Due after five years through ten years	1,584,350	1,584,350
Due after ten years	21,860,012	21,937,125
Restricted equity securities	10,761,398	10,761,398
	$ 45,291,053	$ 45,387,605

Note 5. Loans Receivable

The major components of loans in the balance sheets at December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Commercial	$ 81,388	$ 29,381
Real estate:		
Construction and land development	89,587	32,602
Residential, 1-4 families	99,227	36,971
Residential, 5 or more families	4,326	596
Farmland	1,959	385
Nonfarm, nonresidential	177,319	78,493
Agricultural	403	996
Consumer	32,468	20,968
Other	5,607	-
	492,284	200,392
Unearned loan origination fees, net of costs	(1,299)	(12)
	490,985	200,380
Allowance for loan losses	(7,113)	(3,007)
	$ 483,872	$ 197,373

Note 6. Allowance for Loan Losses

An analysis of the changes in the allowance for loan losses is as follows:

	2001	2000	1999
Balance, beginning	$ 3,006,842	$ 1,247,068	$ 751,816
Provision charged to expense	3,347,000	1,905,000	826,500
Recoveries of amounts charged off	15,173	4,800	630
Amounts charged off	(486,342)	(150,026)	(331,878)
Allowance of acquired bank at date of acquisition	1,230,596	-	-
Balance, ending	$ 7,113,269	$ 3,006,842	$ 1,247,068

Note 6. Allowance for Loan Losses, continued

The following is a summary of information pertaining to impaired loans at December 31:

	2001	2000
Impaired loans without a valuation allowance	$ -	$ -
Impaired loans with a valuation allowance	1,711,740	79,945
Total impaired loans	$ 1,711,740	$ 79,945
Valuation allowance related to impaired loans	$ 805,530	$ 60,516

	2001	2000	1999
Average investment in impaired loans	$ 532,276	$ 21,393	$ 142,117
Interest income recognized for the year	$ 181,436	$ 492	$ 2,432
Interest income recognized on a cash basis for the year	$ 120,576	$ 492	$ 2,432

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

Note 7. Property and Equipment

Components of property and equipment

Components of property and equipment and total accumulated depreciation at December 31, 2001 and 2000 are as follows:

	2001	2000
Land, buildings and improvements	$ 5,070,719	$ 1,221,110
Furniture and equipment	3,285,603	1,751,863
Property and equipment, total	8,356,322	2,972,973
Less accumulated depreciation	1,152,670	650,816
Property and equipment, net of depreciation	$ 7,203,652	$ 2,322,157

Note 7. Property and Equipment, continued

Capital lease

The Bank leases its primary banking office under the provisions of an agreement with the Chairman of the Bank's Board of Directors which is accounted for as a capital lease. Minimum lease payments relating to the building have been capitalized as its cost. The lease calls for monthly payments of $6,700 per month for the first five years of the term with five-year segment adjustments based on changes in the CPI, and expires June 30, 2017. The lease also provides the Bank an option for two consecutive five-year renewal periods at the expiration of the original 20 year term. The banking office under capital lease at December 31, 2001 has a cost of $836,883, accumulated amortization of $189,044 and a net book value of $647,839. Amortization relating to the leased property is included in depreciation expense.

The future minimum lease payments under capital lease and the net present value of the future minimum lease payments at December 31, 2001 and 2000 are as follows:

	2001	2000
Total minimum lease payments	$ 1,246,200	$ 1,326,600
Amount representing interest	(510,633)	(566,796)
Obligation under capital lease	$ 735,567	$ 759,804

Operating leases

The Bank leases nine branch facilities under agreements accounted for as operating leases. These leases will expire between March 2003 and August 2008.

The Bank also leases a branch and its operations center under agreements accounted for as operating leases with the Chairman of the Bank's Board of Directors. These leases will expire December 31, 2003 and April 30, 2011, respectively. The monthly lease payments are $4,600 and $2,500.

Rental expense under operating leases was $307,104, $168,141 and $103,539 for 2001, 2000 and 1999, respectively. Future minimum commitments under noncancellable leases are as follows:

	Operating Leases	Capital Leases
2002	$ 291,840	$ 80,400
2003	255,190	80,400
2004	191,400	80,400
2005	145,350	80,400
2006	74,000	80,400
Thereafter	227,800	844,200
	$ 1,185,580	$ 1,246,200

Note 8. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2000 was $120,512,039 and $66,386,988, respectively.

At December 31, 2001, the scheduled maturities of time deposits are as follows:

2002	$308,452,044
2003 through 2004	10,089,864
2005 through 2007	1,172,987
2008 through 2011	10,108
	$319,725,003

Note 9. Short-term Debt

Short-term debt consists of securities sold under agreements to repurchase, which generally mature within one to four days from the transaction date. Additional information at December 31, 2001 and 2000 and for the periods then ended is summarized below:

	2001	2000
Outstanding balance at December 31	$ 6,489,949	$ 3,145,147
Year-end weighted average rate	1.93%	5.98%
Daily average outstanding during the period	$ 5,373,631	$ 2,069,879
Average rate for the period	3.65%	5.89%
Maximum outstanding at any month-end during the period	$ 10,840,114	$ 3,267,082

The Bank has established various credit facilities to provide additional liquidity if and as needed. These consist of unsecured lines of credit in the aggregate amount of $7,000,000 and secured lines of credit of approximately $35,000,000.

Note 10. Long-term Debt

Components of long-term debt at December 31, 2001 are as follows:

Federal Home Loan Bank advances	$ 36,500,000
Banker's Bank notes payable	6,500,000
Debt valuation allowance resulting from merger	(366,860)
	$ 42,633,140

The advances from the Federal Home Loan Bank of Atlanta consist of two separate notes which bear interest, adjustable monthly, at fixed rates of 4.25% and 4.53%. The notes mature October 3, 2011 and April 18, 2011, respectively.

The notes payable to the Banker's Bank also consist of two separate notes which bear interest at Wall Street Journal Prime minus one (3.75% at December 31, 2001). Both notes mature March 31, 2008.

Note 11. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 10,126	10,126	$ 7,798	$ 7,798
Interest-bearing deposits	525	525	3,668	3,668
Federal funds sold	-	-	9,220	9,220
Securities, available-for-sale	34,626	34,626	35,416	35,416
Restricted equity securities	10,761	10,761	453	453
Loans, net of allowance for loan losses	483,872	492,331	197,373	197,317
Financial liabilities				
Deposits	467,507	464,777	233,338	228,522
Short-term debt	6,490	6,490	3,145	3,145
Long-term debt	43,369	45,868	760	760
Off-balance-sheets assets (liabilities)				
Commitments to extend credit and standby letters of credit	-	-	-	-

Note 12. Earnings per Share

The following table details the computation of basic and diluted earnings per share for the periods ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Net income (loss) (income available to common shareholders)	$ 2,510,138	$ 1,055,969	$ 325,828
Weighted average common shares outstanding	2,256,780	2,041,711	1,524,865
Effect of dilutive securities, options	216,560	195,434	138,482
Weighted average common shares outstanding, diluted	2,473,340	2,237,145	1,663,347
Basic earnings per share	$ 1.11	$ .52	$ .22
Diluted earnings per share	$ 1.01	$ .48	$ .19

Note 13. Stock Options

The Bank maintains a qualified incentive stock option plan which reserves up to 224,502 shares for the benefit of certain of the Bank's employees. Options granted under this plan are exercisable at no less than fair market value of the Bank's common stock at the date of grant, vest according to the terms of each particular grant and expire in no more than ten years.

The Bank also maintains a non-qualified stock option plan which reserves up to 224,502 shares for purchase by directors. Options granted under this plan are exercisable at no less than fair market value of the Bank's common stock at the date of grant, vest according to the terms of each particular grant and expire in no more than ten years.

Note 13. Stock Options, continued

Activity under Bank plans during the periods ended December 31, 2001, 2000 and 1999 is summarized below:

	Qualified Plan		Non-Qualified Plan	
	Available For Grant	Granted	Available For Grant	Granted
Balance, December 31, 1998	21,384	50,424	14,111	52,595
Granted	(22,388)	22,388	(14,111)	14,111
Exercised	-	(432)	-	(5,295)
Forfeited	1,004	(1,004)	-	-
Stock split	-	14,275	-	12,282
Balance, December 31, 1999	-	85,651	-	73,693
Amendment to plan	63,268	-	63,268	-
Granted	(51,864)	51,864	(63,268)	63,268
Exercised	-	(2,201)	-	-
Forfeited	4,260	(4,260)	-	-
Stock split	3,916	32,764	-	34,240
Balance, December 31, 2000	19,580	163,818	-	171,201
Relationship changes	-	47,333	-	68,750
Granted	-	-	-	-
Exercised	-	(1,967)	-	(12,170)
Forfeited	4,595	(4,595)	-	-
Stock split	4,835	40,918	-	45,556
Balance, December 31, 2001	29,010	245,507	-	273,337

Note 13. Stock Options, continued

Additional information related to options for the periods ended December 31, 2001, 2000 and 1999 is detailed below:

	2001	2000	1999
Outstanding options:			
Weighted average exercise price, beginning of the year	$ 8.78	$ 6.49	$ 5.14
Weighted average exercise price, end of the year	$ 11.17	$ 8.78	$ 6.49
Range of exercise prices:			
From	$ 5.09	$ 5.09	$ 5.09
To	$ 18.33	$ 13.33	$ 11.12
Weighted averaged remaining contractual life in months	75	100	101
Exercisable options outstanding at December 31:			
Number	349,687	213,964	106,944
Weighted average exercise price	$ 10.18	$ 5.97	$ 5.45
Weighted average exercise price of options:			
Granted during the year	$ -	$ 13.33	$ 10.08
Exercised during the year	$ 5.28	$ 5.93	$ 5.09
Forfeited during the year	$ 12.30	$ 8.98	$ 7.26
Expired during the year	$ -	$ -	$ -
Grant-date fair value:			
Options granted during the year	$ -	$ 918,778	$ 296,010
Significant assumptions used in determining fair value of options granted:			
Risk-free interest rate	-	5.25%	6.0%
Expected life in years	-	10	10
Expected dividends	-	-	-
Expected volatility	-	0.85%	1.40%
Results of operations:			
Compensation cost recognized in income for all stock-based compensation awards	$ -	$ -	$ -
Pro forma net income, based on SFAS No. 123	$ 2,510,138	$ 449,576	$ 29,818
Pro forma earnings per common share, based on SFAS No. 123	$ 1.11	$ 0.22	$ 0.02

Note 14. Benefit Plans

Defined contribution plans

The Bank maintains a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees at least 21 years of age who have completed three months of service. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. In addition, the Bank may make additional contributions at the discretion of the Board of Directors. The Bank contribution was approximately $33,330, $24,572, and $13,629 for 2001, 2000 and 1999, respectively.

Cafeteria plan

The Bank adopted a cafeteria plan on December 18, 2000 which provides its employees with a choice between compensation and certain qualified benefit plans including medical reimbursement, group accident and health insurance, dependent care assistance, and group term life insurance. The Company's only expense relating to this plan relates to administration costs.

Note 15. Income Taxes

Current and deferred income tax components

The components of income tax expense are as follows:

	2001	2000	1999
Current	$ 2,267,547	$ 1,119,265	$ 211,233
Deferred	(1,051,748)	(490,229)	(97,591)
Deferred tax asset valuation allowance change	-	(45,918)	(113,642)
	$ 1,215,799	$ 583,118	$ -

Rate reconciliation

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate to income tax expense included in the statements of income follows:

	2001	2000	1999
Tax at statutory federal rate	$ 1,266,819	$ 557,290	$ 110,782
State income tax, net of federal benefit	196,000	80,818	2,945
Tax exempt income	(138,306)	(6,033)	-
Other	(108,714)	(3,039)	(85)
Deferred tax asset valuation allowance change	-	(45,918)	(113,642)
	$ 1,215,799	$ 583,118	$ -

Deferred income tax analysis

The significant components of net deferred tax assets (primarily Federal) at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
Deferred tax assets		
Allowance for loan losses	$ 2,475,876	$ 903,761
Pre-opening expenses	31,421	37,171
Net operating losses of acquired company	260,324	-
Accrued expenses	26,392	-
Other	8,170	-
Deferred tax asset	2,802,183	940,932
Deferred tax liabilities		
Net unrealized appreciation on securities available for sale	(32,828)	(71,736)
Other securities basis adjustment	(414,439)	-
Purchase accounting adjustments	(336,033)	-
First Home Loan Bank stock dividends	(50,544)	-
Depreciation	(80,168)	(50,895)
Accretion of bond discount	(33,430)	(6,143)
Deferred tax liabilities	(947,442)	(128,774)
Net deferred tax asset	$ 1,854,741	$ 812,158

Note 16. Commitments and Contingencies

Litigation

In the normal course of business the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the financial statements.

Financial instruments with off-balance-sheet risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank's commitments (approximately) at December 31, 2001 and 2000, is as follows:

	2001	2000
Commitments to extend credit	$ 74,678,000	$ 39,351,000
Standby letters of credit	5,294,000	1,498,000
	$ 79,972,000	$ 40,849,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Concentrations of credit risk

Substantially all of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 5. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of approximately $4,000,000. Although the Bank has a reasonably diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions in and around its market area. A significant amount of the real estate loans set forth in Note 5 are secured by commercial real estate. In addition, the Bank has a loan concentration relating to customers who are in the business of land development and loans secured by commercial real estate. Total loans to this industrial group amounted to approximately $242,500,000 at December 31, 2001 and $84,500,000 at December 31, 2000.

The Bank from time to time has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

Note 16. Commitments and Contingencies, continued

Other commitments

The Bank has entered into employment agreements with certain of its key officers covering duties, salary, benefits, provisions for termination and Bank obligations in the event of merger or acquisition.

Note 17. Regulatory Restrictions

Dividends

The Company's dividend payments are made from dividends received from the Bank. The Bank, as a North Carolina chartered bank, may pay dividends only out of its undivided profits as determined pursuant to North Carolina General Statutes Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

Intercompany Transactions

The Bank's legal lending limit on loans to the Company are governed by Federal Reserve Act 23A, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its Parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of the loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $4,143,000 at December 31, 2001. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2001.

Capital requirements

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the Bank met the criteria to be considered adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

Note 17. Regulatory Restrictions, continued

Capital requirements, continued

The Company and Bank's actual capital amounts and ratios are also presented in the table (in thousands).

	Actual			Required For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio		Amount	Ratio		Amount	Ratio
December 31, 2001:								
Total Capital								
(to Risk-Weighted Assets)								
Consolidated	$ 40,570	8.0%	≥$	40,542 ≥	8.0%	≥$	50,677 ≥	10.0%
MountainBank	$ 44,842	8.9%	≥$	40,443 ≥	8.0%	≥$	50,554 ≥	10.0%
Tier I Capital								
(to Risk-Weighted Assets)								
Consolidated	$ 34,230	6.8%	≥$	20,271 ≥	4.0%	≥$	30,406 ≥	6.0%
MountainBank	$ 38,507	7.6%	≥$	20,222 ≥	4.0%	≥$	30,332 ≥	6.0%
Tier I Capital								
(to Average Assets)								
Consolidated	$ 34,230	7.5%	≥$	18,269 ≥	4.0%	≥$	22,836 ≥	5.0%
MountainBank	$ 38,507	8.4%	≥$	18,269 ≥	4.0%	≥$	22,836 ≥	5.0%
December 31, 2000:								
Total Capital								
(to Risk-Weighted Assets)								
Consolidated	$ 20,693	9.9%	≥$	16,741 ≥	8.0%	≥$	20,926 ≥	10.0%
MountainBank	$ 20,693	9.9%	≥$	16,741 ≥	8.0%	≥$	20,926 ≥	10.0%
Tier I Capital								
(to Risk-Weighted Assets)								
Consolidated	$ 18,072	8.6%	≥$	8,371 ≥	4.0%	≥$	12,556 ≥	6.0%
MountainBank	$ 18,072	8.6%	≥$	8,371 ≥	4.0%	≥$	12,556 ≥	6.0%
Tier I Capital								
(to Average Assets)								
Consolidated	$ 18,072	7.6%	≥$	9,565 ≥	4.0%	≥$	11,956 ≥	5.0%
MountainBank	$ 18,072	7.6%	≥$	9,565 ≥	4.0%	≥$	11,956 ≥	5.0%

Note 18. Transactions with Related Parties

Loans

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate loan transactions with related parties were as follows:

	2001	2000
Balance, beginning	$ 3,339,372	$ 2,048,318
New loans	6,385,798	2,103,478
Repayments	(4,883,707)	(812,424)
Relationship changes	2,643,238	-
Balance, ending	$ 7,484,701	$ 3,339,372

Building lease

The Bank has entered into certain lease agreements with the Chairman of the Bank's Board of Directors for the rental of bank buildings and office space for bank operations. (See also Note 7).

Note 19. Parent Company Financial Information

Balance Sheet
December 31, 2001

	2001
Assets	
Cash due from banks	$ 2,231,055
Investment in affiliate bank at equity	41,292,006
Other assets	164,253
Total assets	$ 43,687,314
Liabilities	
Long-term debt	$ 6,500,000
Interest payable	69,080
Other liabilities	102,842
Total liabilities	6,671,922
Stockholders' equity	
Preferred stock	2,224,008
Common stock	10,375,664
Surplus	20,659,347
Retained earnings	3,692,648
Accumulated other comprehensive income	63,725
Total stockholders' equity	37,015,392
Total liabilities and stockholders' equity	$ 43,687,314

Statement of Income
For the year ended December 31, 2001

	2001
Income	
Dividends from affiliate bank	$ -
Other income	-
	-
Expenses	
Professional fees	112,824
Interest	223,420
Other expenses	155,637
Total expenses	491,881
Income before tax benefit and equity in undistributed income of affiliate	(491,881)
Income tax (expense) benefit	(160,977)
Income before equity in undistributed income of affiliate	(330,904)
Equity in undistributed income of affiliate	2,841,042
Net income	$ 2,510,138

Note 19. Parent Company Financial Information, continued

Statement of Cash Flows
For the year ended December 31, 2001

	2001
Cash flows from operating activities	
Net income	$ 2,510,138
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in equity in undistributed income of affiliate	(2,841,042)
Net change in other assets	(164,253)
Net change in interest payable	69,080
Net change in other liabilities	102,842
Net cash provided by operating activities	(323,235)
Cash flows from investing activities,	
Investment in affiliate	(6,248,369)
Increase in long-term debt	6,500,000
Net cash provided by investing activities	251,631
Cash flows from financing activities	
Preferred stock issued	2,224,008
Common stock issued	78,651
Net cash used by financing activities	2,302,659
Net increase in cash and cash equivalents	2,231,055
Cash and cash equivalents, beginning	-
Cash and cash equivalents, ending	$ 2,231,055

Note 20. Quarterly Data

	Years Ended December 31,							
	2001				2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$ 7,868	$ 8,969	$ 7,125	$ 5,944	$ 5,266	$ 4,311	$ 3,505	$ 2,739
Interest expense	(4,013)	(4,947)	(4,182)	(3,479)	(3,146)	(2,441)	(1,926)	(1,503)
Net interest income	3,855	4,022	2,943	2,465	2,120	1,870	1,579	1,236
Provision for loan losses	(1,150)	(705)	(865)	(627)	(610)	(510)	(395)	(390)
Net interest income, after provision for loan losses	2,705	3,317	2,078	1,838	1,510	1,360	1,184	846
Noninterest income (charges)	1,339	784	504	367	382	295	273	368
Noninterest expenses	(3,254)	(2,382)	(2,080)	(1,490)	(1,436)	(1,208)	(1,073)	(862)
Income before income taxes	790	1,719	502	715	456	447	384	352
Provision for income taxes	(167)	(629)	(210)	(210)	(222)	(140)	(108)	(113)
Net income	$ 623	$ 1,090	$ 292	$ 505	$ 234	$ 307	$ 276	$ 239
Earnings per common share:								
Basic	$ 0.27	$ 0.48	$ 0.13	$ 0.23	$ 0.11	$ 0.14	$ 0.14	$ 0.13
Diluted	$ 0.24	$ 0.45	$ 0.12	$ 0.20	$ 0.10	$ 0.13	$ 0.13	$ 0.12

Note 21. Subsequent Events

On February 18, 2002, the Company effected a six-for-five stock split of the Company's common stock increasing the number of shares of common stock from 2,593,916 to 3,112,699. All references to the number of common shares and per share amounts in the financial statements have been restated as appropriate to reflect the effect of the split, for all periods presented. Additionally, common stock and surplus have been restated at December 31, 2001 to reflect the stock split.

On December 17, 2001, the Company's stockholders approved an amendment to its articles of incorporation which authorized the Company to issue up to 3,000,000 shares of preferred stock. Following the approval and pursuant to that charter amendment, the Company's Board of Directors created a series of preferred stock consisting of 450,000 shares of non-cumulative, convertible preferred stock. At December 31, 2001, the Company had sold 92,667 of those shares at a price of $24.00 per share providing capital of $2,224,008. At March 20, 2002, an additional 267,091 shares had been sold representing additional capital of $6,410,184.

Selected Financial Data

The following table sets forth certain selected financial data for the twelve-month periods ended December 31, 2001, 2000, 1999 and 1998 and the period of June 26 to December 31, 1997, the Bank's first five periods of operations. Dollar amount totals, except per share data, are presented in thousands *(periods prior to 2001 reflect MountainBank's operations only).*

	December 31,				
Summary of Operations	**2001**	**2000**	**1999**	**1998**	**1997**
Interest income	$ 29,906	$ 15,821	$ 6,752	$ 3,479	$ 677
Interest expense	16,621	9,016	3,561	1,765	249
Net interest income	13,285	6,805	3,191	1,714	428
Provision for credit losses	3,347	1,905	827	471	281
Other income (losses)	2,994	1,318	782	469	103
Other expense	9,206	4,578	2,820	1,582	579
Income taxes	1,216	583	0	0	0
Net income (loss)	$ 2,510	$ 1,057	$ 326	$ 130	$ (329)
Per Share Data*					
Basic earnings (loss)	$ 1.11	$ .52	$ 0.22	$ 0.10	$ (0.25)
Book value	11.55	9.73	7.09	5.62	5.49
Tangible Book Value	11.18	9.73	7.09	5.62	5.49
Cash dividends declared	n/a	n/a	n/a	n/a	n/a
Balance Sheet					
Loans, net	$ 483,872	$ 197,373	$ 88,498	$ 47,608	$ 7,798
Investment securities	45,388	35,869	18,755	6,171	503
Total assets	561,123	259,109	127,211	58,634	23,754
Deposits	467,507	233,338	113,886	50,360	16,779
Stockholders' equity	37,015	18,210	10,222	6,177	5,975
Interest-earning assets	536,898	249,137	121,330	54,851	22,151
Interest-bearing liabilities	476,178	221,712	109,152	47,075	16,087
Selected Ratios					
Return on average assets	0.66%	0.57%	0.37%	0.30%	(3.68)%
Return on average equity	12.71%	7.14%	3.93%	2.13%	(10.60)%
Dividends declared	n/a	n/a	n/a	n/a	n/a

** - Per share data reflects all stock dividends through April 2002*

Management's Discussion and Analysis

General

MountainBank Financial Corporation (hereinafter "the Company") was incorporated January 10, 2001 by the Board of Directors of MountainBank (hereinafter "the Bank") to act as the parent holding company for the Bank. The Bank became a wholly owned subsidiary of MFC on March 30, 2001. With the exception of borrowing activities conducted at the parent company level, all of the Company's operating activities were conducted by the Bank during 2001 and accordingly, much of the following discussion will pertain to the Bank's operating performance. The Bank was the sole operating entity for years prior to 2001 reported herein.

MountainBank was incorporated on June 25, 1997 as a North Carolina banking corporation and opened for business on June 26, 1997. The Bank currently operates fifteen full service offices for the primary purpose of providing high quality banking products and services to individuals and small to medium sized businesses in nine North Carolina counties. The Bank offers a wide range of banking services including checking and savings accounts; commercial, installment, mortgage and personal loans; safe deposit boxes; and other associated services. The Bank's primary sources of revenue are interest income from its commercial and real estate lending activities and, to a lesser extent, from its investment portfolio. The Bank also earns fees from lending and deposit activities. The major expenses of the Bank are interest on deposit accounts and other borrowings as well as general and administrative expenses, such as salaries, occupancy and related expenses.

Primary Market Area

The Bank's current market area consists primarily of Buncombe, Burke, Haywood, Henderson, McDowell, Mitchell, Polk, Rutherford and Yancey Counties in western North Carolina. The Bank and the Company are located in Hendersonville, North Carolina, which is located in the southern mountain region of the state approximately twenty-five miles south of Asheville, North Carolina and fifty miles north of the Greenville/Spartanburg metro area of South Carolina. Cities currently served by the Bank include Asheville, Burnsville, Columbus, Fletcher, Forest City, Hendersonville, Lake Lure, Marion, Morganton, Spruce Pine, Waynesville and Weaverville in North Carolina and their surrounding trade areas. Additionally, the Bank has a mortgage operation located in Greenwood, South Carolina that is a part of MountainBanc Mortgage, Inc., a wholly owned subsidiary of the Bank that was formed during 2001 in conjunction with the acquisition of PremierMortgage Associates, Inc. of Greenwood, South Carolina.

The Bank's primary service area covers a sizeable portion of western North Carolina and includes metropolitan areas, small towns and rural areas. This market area has a diverse mix of commerce ranging from agriculture, particularly apple orchards and truck farms, to equine farms and associated industries, to tourism to manufacturing. Additionally, the area's climate and scenic beauty have made it one of the top retirement areas in the country. As a result, the area has experienced a relatively high level of stability in its economy over the past twenty-five years as well as balanced overall growth.

Significant Events

During 2001, the Company completed its first merger activities, acquiring PremierMortgage Associates, Inc. in October and consummating its acquisition of First Western Bank in Burnsville, North Carolina on December 31st. Both of these transactions were recorded using purchase accounting and the businesses were merged into the Bank, with the mortgage company becoming a wholly owned subsidiary of MountainBank. Based upon the Company's current business plan, management expects to selectively acquire additional businesses in strategic, complementary geographic areas as well as in complementary business lines over the next several quarters.

Management's Discussion and Analysis

Market for the Common Stock, Stock Prices and Dividends

With the formation of MountainBank Financial Corporation in March, the Bank's stock symbol, MOUB, was delisted and the Company's common stock became listed on the Over the Counter Bulletin Board system (also known as the "pink sheets") under the symbol MBFC. The common stock of MountainBank was issued June 26, 1997, at a price of $11.00 per share. Adjusted for the effects of six for five stock splits in 1998, 1999 and 2002 and a five for four split in 2001, charter shareholders have a basis of $5.09 in their original holdings of MountainBank and its predecessor, MountainBank Financial Corporation. Set forth below are the approximate high and low (bid quotations/sales price), known to the management of the Bank, for each quarter in the last three fiscal years (also adjusted for the effects of stock splits).

	2001		2000		1999	
	High	Low	High	Low	High	Low
First Quarter	24.00	15.33	14.67	9.67	10.55	8.33
Second Quarter	26.25	17.50	12.93	10.00	11.12	9.72
Third Quarter	26.25	16.67	14.26	12.67	12.22	10.83
Fourth Quarter	20.83	19.17	17.08	12.67	12.22	10.87

To date, the Company has not paid any cash dividends.

Management's Discussion and Analysis of Operations

Management's Discussion and Analysis is provided to assist in the understanding and evaluation of the Bank's financial condition and its results of operations. The following discussion should be read in conjunction with the Bank's financial statements and related notes.

Table 1. Net Interest Income and Average Balances *(dollars in thousands)*

	Year Ended December 31, 2001			Year Ended December 31, 2000			Year Ended December 31, 1999		
	Average Balance	Interest Inc/Exp	Yield/ Cost	Average Balance	Interest Inc/Exp	Yield/ Cost	Average Balance	Interest Inc/Exp	Yield/ Cost
Interest earning assets:									
Interest bearing deposits with other depositories	$ 5,018	$ 242	4.82%	$ 8,144	$ 505	6.20%	$ 4,778	258	5.39%
Investment Securities	40,634	2,272	5.59%	27,436	1,865	6.80%	9,178	513	5.59%
Federal funds sold	7,801	286	3.67%	3,944	241	6.11%	6,473	331	5.11%
Loans	315,378	27,106	8.59%	136,846	13,210	9.65%	63,396	5,650	8.91%
Total interest-earning assets	368,831	29,906		176,370	15,821		83,825	6,752	
Yield on average interest-earning assets			8.11%			8.97%			8.05%
Noninterest-earning assets:									
Cash and due from banks	4,939			5,024			2,993		
Property and equipment	3,071			1,886			1,336		
Interest receivable and other	3,605			1,839			729		
Total noninterest-earning assets	11,615			8,749			5,058		
Total assets	$380,446			$185,119			$88,883		
Interest-bearing liabilities:									
Demand deposits	$ 18,433	206	1.12%	$11,174	152	1.36%	$ 6,324	111	
1.76%									
Savings deposits	49,112	1,672	3.40%	38,241	1,750	4.58%	27,927	1,274	4.56%
Time deposits	234,739	13,404	5.71%	104,427	6,894	6.60%	36,822	2,059	5.59%
Obligation under capital lease	749	56	7.48%	776	68	8.76%	794	62	7.81%
FHLB advances	18,823	864	4.59%	-	-	-	-	-	-
Notes payable	5,502	223	4.05%	-	-	-	-	-	-
Fed funds purchased/ Repurchase agreements	4,999	196	3.92%	2,586	152	5.88%	1,444	55	3.81%
Total interest-bearing liabilities	332,357	16,621		157,204	9,016		73,311	3,561	
Cost on average interest-bearing liabilities			5.00%			5.74%			4.86%
Noninterest bearing liabilities:									
Demand deposits	23,241			11,079			5,629		
Interest payable and other	5,096			2,036			1,654		
Total noninterest-bearing liabilities	28,337			13,115			7,283		
Total liabilities	360,694			170,319			80,594		
Stockholders' equity	19,752			14,800			8,289		
Total liabilities and stockholders' equity	$380,446			$185,119			$88,883		
Net interest income		$13,285			$ 6,805			$ 3,191	
Net yield on interest-earning assets			3.60%			3.86%			3.81%

Table 2. Rate/Volume Variance Analysis *(dollars in thousands)*

	2001 Compared to 2000			2000 Compared to 1999		
	Interest Income/ Interest Expense Variance	Variance Attributable To Rate	Variance Attributable To Volume	Interest Income/ Interest Expense Variance	Variance Attributable To Rate	Variance Attributable To Volume
Interest-earning assets:						
Interest bearing deposits in other Depositories	$ (263)	$ (69)	$ (194)	$ 247	$ 66	$ 181
Investments securities	407	(492)	899	1,352	332	1,020
Federal funds sold	45	(190)	235	(90)	39	(129)
Loans	13,896	(3,343)	17,239	7,560	1,013	6,547
Total	$ 14,085	(4,094)	18,179	9,069	1,450	7,619
Interest-bearing liabilities:						
Demand deposits	54	(44)	98	41	(45)	86
Savings deposits	(78)	(578)	500	476	8	468
Time deposits	6,510	(2,089)	8,599	4,835	1,055	3,780
Obligation under capital lease	(12)	(10)	(2)	6	7	(1)
Federal funds purchased/ Repurchase agreements	44	(98)	142	97	54	43
FHLB advances	864	-	864	-	-	-
Notes payable	223	-	223	-	-	-
Total	7,605	(2,819)	10,424	5,455	1,079	4,376
Net interest income	$ 6,480	$ (1,275)	$ 7,755	$ 3,614	$ 371	$ 3,243

Analysis of Financial Condition

Average earning assets have increased 105.5% from 2000 to 2001. Average earning assets represented 96.9% of total average assets at December 31, 2001 compared to 95.3% at the end of 2000. With the exception of interest bearing deposits in other depositories, all categories of average assets increased during 2001. Average loans increased $178.5 million or 130.5% over 2000. The following table illustrates the growth of various balance sheet components.

Table 3. Average Asset Mix *(dollars in thousands)*

	For the Year Ended December 31, 2001		For the Year Ended December 31, 2000	
	Average Balance	%	Average Balance	%
Earning assets:				
Loans, net	$ 315,378	82.90%	$ 136,846	73.92%
Investment securities	40,634	10.68%	27,436	14.82%
Federal funds sold	7,801	2.05%	3,944	2.13%
Interest bearing deposits with depositories	5,018	1.32%	8,144	4.40%
Total earning assets	368,831	96.95%	176,370	95.27%
Non-earning assets:				
Cash and due from banks	4,939	1.29%	5,024	2.72%
Property and equipment	3,071	0.81%	1,886	1.02%
Other assets	3,605	0.95%	1,839	0.99%
Total non-earning assets	11,615	3.05%	8,749	4.73%
Total assets	$ 380,446	100.00%	$ 185,119	100.00%

During 2001, average net loans represented 82.90% of total average assets compared to 73.92% for fiscal 2000. Loan production continued at a rapid pace during 2001 and as a result, loan assets comprised a larger percentage of the total asset base for the year. It is management's continued intent to grow the Bank's balance sheet by first growing its loan portfolio, rather than growing its liability base first and investing in lower yielding assets until loans can be produced. Management believes this to be the most cost effective strategy for profitable growth. Management does expect internally generated loan growth to moderate in 2002 as credit standards and underwriting criteria are tightened somewhat, in light of current economic conditions. However, as the Bank's geographic market area continues to expand, access to high quality loans is expected to continue to drive overall growth.

Net Interest Income

The Company's primary source of income is net interest income. It is defined as the difference between income generated by the earning assets less expense incurred on its interest bearing liabilities. Table 1 summarizes the major components of net interest income for the years ended December 31, 2001, 2000 and 1999. Compared with 2000, net interest income nearly doubled during 2001, increasing 95.2% or $6.5 million, principally as a result of overall growth of the Company's balance sheet. During 2001, net interest income increased primarily as a result of overall increases in balance volume. During the period, both asset yields and liability costs declined along with the general decline experienced in interest rates over the course of the year. Asset yields fell 86 basis points while liability costs declined 74 basis points resulting in a decrease in the Company's net interest margin of 26 basis points. The decline in net interest margin was considered by management to be more correlated to liability pricing than asset pricing. With interest rates at their lowest point in decades, deposit rates became increasingly difficult to lower during the year and still retain these deposits. Accordingly, deposit rates declined less than asset yields and adversely impacted margins. This was mitigated to some degree by adjusting the Bank's asset mix and increasing the percentage of earning assets comprised of the highest yielding asset class, loans. During 2001, 82.9% of the Bank's average assets were invested in loan assets as compared with 73.9% on average during 2000. Management began to diversify the Bank's funding sources during 2001. In addition to retail deposits generated through its branch network, management added wholesale deposits and FHLB advances to the Bank's menu of funding sources. These wholesale sources of funding allow for greater flexibility in managing the Bank's liability structure as well as providing additional tools for interest rate management.

Provision for Credit Losses and Asset Quality

As a result of the continued rapid growth of MountainBank's loan portfolio, the Bank's provision for loan losses remains one of its largest ongoing expenses. During 2001, the Bank provided $3.3 million for possible loan losses. This compares with $1.9 million provided during 2000 and $826 thousand provided in 1999. These provisions, made to the Bank's allowance for credit losses to provide for possible future losses are charged directly against the Bank's current earnings. On at least a quarterly basis, management and the Board of Directors evaluates the allowance for loan losses to determine its adequacy to meet any known or anticipated future losses based on current and projected conditions. Factors considered in determining the adequacy of the allowance include the estimated collectability of past due loans, the volume of new loans, composition of the loan portfolio, industry standards and current as well as projected economic conditions. Specific reserves for individual loans are established in addition to the basic reserve as deemed necessary based on evaluation of individual credits. The Bank's loan portfolio is beginning to become more seasoned and historical trends are beginning to provide more pertinent data for evaluation. However, with continued growth and expansion into new markets, estimates of future portfolio performance remain quite subjective. Therefore, while it is the opinion of management and the Board of Directors that the Bank's allowance for loan losses is adequate to absorb any anticipated loan losses as of the report date, no assurances can be made that any future losses may not be significant and may require additional provisions. At December 31, 2001, 2000 and 1999, the Bank's allowance for loan losses totaled $7.1 million, $3.0 million and $1.2 million, respectively, representing 1.45%, 1.50% and 1.39% of gross loans. Excluding sold mortgage loans and government guaranteed loans in the portfolio at December 31, 2001, the Bank's allowance totaled 1.50% of loans.

During 2001, the Bank experienced limited, but increased loan losses as compared to prior years. Total loans charged off or charged down amounted to $490 thousand, comprised of $287 thousand in consumer loans, $104 thousand in commercial loans and $99 thousand in real estate loans. Recoveries for the year amounted to $15 thousand, resulting in net charge-offs of $475 thousand for the year. The most significant charge-offs experienced during the year were two credits to two separate borrowers, each in the amount of $30 thousand that were written off. At December 31, 2001, no credit relationships were identified as having significant risk for material loss. While the Bank has experienced limited credit losses to date, the rapid growth of it's loan portfolio, unknown future economic conditions and industry standards indicate future credit losses are to be expected in the normal course of business. It is management's intent to control and limit such losses through adherence to current policies and procedures which are intended to maintain a high level of credit quality.

Other Income

In addition to net interest income, the Bank derives revenues from a variety of financial products and services offered to its customer base. The majority of noninterest income results from origination fees and released service rights on sold mortgage loans, from service charges on deposit accounts including charges for insufficient funds, check sales, and fees charged for nondeposit services and from premiums generated through the sale of credit related insurance products. Additionally, the Bank may sell various assets from time to time including loans or securities which may produce either gains or losses when sold. During 2001, these transactions resulted in non-recurring gains totaling $286 thousand, as compared with $151 thousand recorded as a result of similar transactions during 2000. Table 4 describes non-interest income for the years ended December 31, 2001, 2000 and 1999.

Table 4. Sources of Noninterest Income *(dollars in thousands)*

	For the periods ended December 31,		
	2001	2000	1999
Service charges on deposit accounts	$ 940	$ 461	$ 231
Fees on mortgage loans sold	1,435	499	493
Gains on sale of assets	286	151	-
Other service charges and fees	128	60	35
Other income	205	147	23
	$ 2,994	$ 1,318	$ 782

Non-interest Expense

The major components of non-interest expense for the years ended December 31, 2001, 2000 and 1999 are as follows:

Table 5. Sources of Noninterest Expense *(dollars in thousands)*

	For the periods ended December 31,		
	2001	2000	1999
Salary and benefits	$ 4,793	$ 2,417	$ 1,397
Occupancy expenses	571	316	210
Furniture/equipment expenses	662	349	196
Professional service fees	658	148	145
Data and credit card processing fees	521	298	206
Advertising and business promotion	416	222	117
Printing and related supplies	301	108	95
Other expenses	1,284	721	454
	$ 9,206	$ 4,579	$ 2,820

Management calculates the Bank's overhead efficiency ratio as noninterest expense divided by adjusted total revenue (net interest income before provision for loan losses plus noninterest income). Management places significant importance on this ratio, as it is the primary measurement used to determine the efficiency of the Bank's overall operation. During 2001, this ratio increased fractionally to 56.55% as compared with 56.37% in 2000. Additional costs associated with the opening of new offices, acquiring MountainBanc Mortgage, Inc. and costs associated with the acquisition of First Western Bank adversely impacted this ratio. Management believes this ratio can be reduced further, however, reductions are expected to be more difficult over the near term due to continued growth expectations and other possible business combinations.

Loans

Average net loans totaled $315.4 million during the year ended December 31, 2001, representing an increase of 130.5% as compared with 2000. Management intends to continue the growth of high quality loan assets to the extent possible as dictated by the Company's capital. With continued expansion of the Bank's geographic market area, aggressive marketing efforts and the strong acceptance of the Bank within the communities it serves, management expects loan growth, and consequently, the Bank's overall growth, to continue at a relatively rapid rate yet somewhat slower than in prior years.

The majority of growth in the Bank's loan portfolio has been centered in real estate and commercial loans. These loans comprised approximately 92% of the total loan portfolio at December 31, 2001. The amount of loans outstanding by type at December 31, 2001 and December 31, 2000 and the maturity distribution for variable and fixed rate loans as of December 31, 2001 are presented in Tables 6 and 7, respectively.

Table 6. Loan Portfolio Summary ***(dollars in thousand)***

	December 31, 2001		December 31, 2000	
	Amount	%	Amount	%
Construction and development	$ 89,587	18.25%	$ 32,602	16.27%
1-4 family residential	99,227	20.21%	36,963	18.45%
Farmland	1,959	0.40%	385	0.19%
Nonfarm, nonresidential	177,319	36.11%	78,489	39.17%
Multifamily residential	4,326	0.88%	596	0.30%
Total real estate	372,418	75.85%	149,035	74.38%
Loans to finance agricultural production	403	0.08%	996	0.50%
Commercial and industrial	81,388	16.58%	29,381	14.66%
Consumer	31,005	6.31%	20,968	10.46%
Other	5,771	1.18%	-	-%
Total	$ 490,985	100.0%	$ 200,380	100.00%

Table 7. Maturity and Repricing Schedule of Loans *(dollars in thousands)*

	Commercial Financial and Agricultural	Residential Real Estate	Others	Total Amount	Total %
Fixed rate loans:					
Three months or less	$ 10,829	$ 2,573	$ 3,128	$ 16,530	3.37%
Over three months to twelve months	40,127	3,101	2,651	45,879	9.34%
Over one year to five years	159,359	27,211	21,299	207,869	42.34%
Over five years	40,497	29,632	2,588	72,717	14.81%
Total fixed rate loans	$ 250,812	$ 62,517	$ 29,666	$ 342,995	69.86%

	Commercial Financial and Agricultural	Residential Real Estate	Others	Total Amount	Total %
Variable rate loans:					
Three months or less	$ 107,918	$ 26,112	$ 2,802	$ 136,832	27.87%
Over three months to twelve months	15	1,649	-	1,664	0.34%
Over one year to five years	545	8,949	-	9,494	1.93%
Over five years	-	-	-	-	-
Total variable rate loans	$ 108,478	$ 36,710	$ 2,802	$ 147,990	30.14%
Total loans:					
Three months or less	$ 118,747	$ 28,685	$ 5,930	$ 153,362	31.24%
Over three months to twelve months	40,142	4,750	2,651	47,543	9.68%
Over one year to five years	159,904	36,160	21,299	217,363	44.27%
Over five years	40,497	29,632	2,588	72,717	14.81%
Total loans	$ 359,290	$ 99,227	$ 32,468	$ 490,985	100.00%

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, the Bank's loan portfolio yielded 8.59% during 2001 as compared to an average yield of 9.65% during 2000.

Investment Securities

MountainBank uses its investment portfolio as a tool to provide liquidity, manage interest rate risk and provide supplemental earnings. During the later half of 2001, management was able to begin increasing the percentage of floating rate loans within the Bank's loan portfolio. By the end of 2001, this ratio had been successfully increased from approximately 32% of total loans to approximately 40%. Management began this process in anticipation of a stabilizing interest rate environment and projected increases in rates over the next four to six quarters. Management has continued to focus on maintaining the majority of its investment securities in floating rate instruments to aid in mitigating interest rate risk associated with the fixed rate component of the Bank's loan portfolio, and accordingly, has been willing to accept somewhat lower investment yields for shorter duration within the investment portfolio.

With the Bank's rapid growth since its inception and with continuing growth expected by management, the need to manage liquidity through the investment portfolio has been acknowledged by classifying all of its investment securities as available for sale. Accordingly, these securities may be sold from time to time to increase liquidity or re-balance the interest rate sensitivity profile of the Bank's balance sheet as deemed necessary. Table 8 presents the investment portfolio at December 31, 2001 by major type of investments and maturity ranges.
of $96 thousand as compared to book value at that date. At December 31, 2000 the market value of the investment portfolio was $35.9 million.

Table 8. Investment Securities *(dollars in thousands)*

December 31, 2001, Available for Sale

	In One Year or Less	Through Five Years	One Year Through Ten Years	After Five After Ten Years	Total	Market Value
Investment securities:						
U.S. Government agencies	$ 3,628	$ 3,549	$ -	$ -	$ 7,177	$ 7,162
U.S. Government agency pools (MBS)	-	188	1,584	21,860	23,632	23,709
Municipals	597	3,124	-	-	3,721	3,755
U.S. Government agency Preferred stock	-	-	-	7,830	7,830	7,830
Restricted equity securities	-	-	-	2,931	2,931	2,931
Total	$ 4,225	$ 6,861	$ 1,584	$ 32,621	$ 45,291	$ 45,387
Weighted average yields:						
U.S. Government agencies	6.84%	5.72%	-%	-%	6.29%	
U.S. Government agencies pools (MBS)	-%	5.94%	6.34%	5.63%	5.68%	
Municipals (tax equivalent)	4.86%	5.24%	-%	-%	5.18%	
U.S. Government agencies Preferred Stock	-%	-%	-%	2.74%	2.74%	
Restricted equity securities	-%	-%	-%	5.57%	5.57%	
Consolidated	4.08%	5.51%	6.34%	4.93%	5.22%	

December 31, 2000, Available for Sale

	In One Year or Less	Through Five Years	One Year Through Ten Years	After Five After Ten Years	Total	Market Value
Investment securities:						
U.S. Government agencies	$ -	$ -	$ -	$ 9,385	$ 9,385	$ 9,344
U.S. Government agency pools (MBS)	-	-	-	25,006	25,006	25,260
Municipals	-	814	-	-	814	812
Restricted equity securities	-	-	-	453	453	453
Total	$ -	$ 814	$ -	$ 34,844	$ 35,658	$ 35,869
Weighted average yields:						
U. S. Treasury Note	-%	-%	-%	-%	-%	
U.S. Government agencies	-%	-%	-%	6.86%	6.86%	
Municipals (tax equivalent)	-%	-%	-%	6.64%	6.64%	
U.S. Government agencies	-%	7.32%	-%	-%	7.32%	
pools (MBS)	-%	-%	-%	5.57%	5.57%	
Consolidated	-%	7.32%	-%	6.69%	6.70%	

Average overnight investments totaled $12.8 million or 3.37% of average assets for the year ended December 31, 2001. At December 31, 2000, overnight investments totaled $12.1 million. Federal funds sold and interest bearing deposits with banks represent the most liquid portion of the Bank's invested funds and generally the lowest yielding portion of earning assets. Management expects to maintain overnight and other short term investments at levels sufficient to meet liquidity demands, but at relatively low levels so as to maximize the Company's earning potential.

Deposits

The primary goal of the Bank's expansion of its geographic market area is the ability to attract and access additional deposits. Retail deposits gathered through the Bank's branch network continues to be its principal source of funding, although during fiscal 2000 wholesale funding sources were added to the Bank's funding mix. Management considers acquisition of core deposits as one of the most fundamental sources of increased franchise value and intends to continue to expand both the Bank's geographic markets and further penetrate its current markets. Management believes that generation of quality loan assets can be materially impacted by the level of service provided to the customer, but that a significant portion of depositors are viewed as more rate sensitive than service oriented. Therefore, the Bank's primary advertising and mass media marketing efforts are geared toward attracting deposits and it remains the Bank's primary deposit gathering strategy to provide these customers with both competitive rates and exceptional service.

Due to the popularity of the Bank's primary market area as a favored retirement destination, a higher percentage of its certificates of deposit are concentrated in CDs over $100 thousand as compared to peer institutions. Due to the market demographics within the Bank's primary area of operations, management generally differentiates little between jumbo CDs and smaller denomination certificates in projecting retention rates for certificates. During 2001, certificates of deposit comprised 72.1% of the Bank's average deposit base as compared with 63.3% during 2000. One of management's stated goals for fiscal 2002 is to increase the volume of non-CD deposits as a ratio of total deposits. Management expects to substantially increase the actual dollar amount of these deposits during the next year, however, depending on the funding requirements dictated by net loan growth, a reduction in non-CD deposits to total deposits may be nominal until total balance sheet growth moderates further.

Average deposits for the year ended December 31, 2001 totaled $325.5 million as compared with $164.9 million for the same period in 2000. The Bank's percentage of interest bearing deposits decreased slightly to 92.9% from 93.3% in 2000. Management desires to decrease this ratio further as additional emphasis is placed on the cross-selling of demand deposit accounts and increasing the Bank's account per customer ratio. Demand deposits are generally considered the most difficult deposit accounts to acquire, however, management remains intent on emphasizing acquisition of demand deposits as one of MountainBank's primary goals. Therefore, it is anticipated that the percentage of interest bearing deposits will continue to trend downward slowly. Average deposits for the periods ended December 31, 2001 and December 31, 2000 are summarized in Table 9 below.

Table 9. Deposit Mix ***(dollars in thousands)***

	December 31, 2001		December 31, 2000	
	Average Balance	%	Average Balance	%
Interest-bearing deposits:				
NOW Accounts	$ 18,433	5.66%	$ 11,174	6.78%
Money Market	45,651	14.02%	36,221	21.96%
Savings	3,461	1.06%	2,020	1.22%
Certificates of deposit	234,739	72.12%	104,427	63.32%
Total interest-bearing deposits	302,284	92.86%	153,842	93.28%
Noninterest-bearing deposits	23,241	7.14%	11,079	6.72%
Total deposits	$ 325,525	100.00%	$ 164,921	100.00%

At December 31, 2001, certificates of deposit denominated in amounts of $100 thousand or more totaled $120.5 million as compared with $66.4 million at December 31, 2000. This represents an increase of $54.1 million. The percentage of total deposits represented by these certificates decreased to 25.8% at December 31, 2001 as compared with 28.5% at December 31, 2000. Table 10 provides maturity information relating to Certificates of Deposit of $100,000 or more at December 31, 2001 and 2000.

Table 10. Large time deposit maturities

Analysis of time deposits of $100,000 or more at December 31, 2001 and 2000 *(dollars in thousands)*:

	2001	2000
Remaining maturity of three months or less	$ 49,645	$ 23,220
Remaining maturity over three through twelve months	65,848	38,379
Remaining maturity over twelve months	5,019	4,788
Total time deposits of $100,000 or more	$ 120,512	$ 66,387

Capital Adequacy

With the Company's rapid growth, capital acquisition has become one of its primary challenges and constraints during 2001. Capital was increased during 2001 by $18.9 million or 104.0% primarily through retention of earnings, acquisition of First Western Bank and through the issuance of Preferred Stock. At December 31, 2001, approximately $2.2 million in Preferred Stock had been issued which represented stock sold in the first two weeks of the offering. Upon closing this Preferred Stock offering in early March 2002, nearly $9.0 million had been generated from this offering.

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. For the Company, risk-based capital guidelines require minimum ratios of core (Tier 1) capital (common stockholders' equity) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets) to risk-weighted assets of 8.0%. As of December 31, 2001 the Company's Tier 1 risk-weighted capital ratio and total capital ratio were 6.75% and 8.01%, respectively. With the inclusion of the Preferred Stock sold during the first quarter of 2002, these two ratios would have increased to 8.10% and 9.35%, respectively for the Company.

MountainBank also has capital ratio constraints with which to comply. These ratios are slightly different than those required at the parent company level. At December 31, 2001, MountainBank's capital ratios were as follows. Tier I leverage ratio, 8.43%, Tier I risk-based capital ratio, 7.62% and total risk-based ratio, 8.87%. These capital ratios were sufficient at December 31, 2001 to classify the Bank as "adequately capitalized" in accordance with the FDIC's regulatory capital rules. To be classified as well capitalized on the same measurement date, the Bank's total risk based capital ratio would have had to be 10% or greater. At December 31, 2001 the Bank had 2,593,916 shares of common stock outstanding that were held by approximately 2,800 stockholders.

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management's intent with regard to maintaining a high level of credit quality is to identify, quantify and assesses these risks and to manage them effectively. The Bank's internal credit underwriting policies and procedures are designed to provide a high level of credit quality while allowing the lending function to be responsive to the needs of its customers. These policies and procedures include officer and customer limits, periodic loan documentation review, on-going credit review and follow up on exceptions to credit policies.

Nonperforming assets at December 31, 2001 and 2000 are analyzed in Table 11.

Table 11. Nonperforming Assets *(dollars in thousands)*

	December 31,	
	2001	2000
Nonaccrual loans	$ 1,528	$ 266
Loans past due 90 days or more and still accruing interest	-	-
Other real estate owned	-	-
	$ 1,528	$ 266

Nonaccrual loans comprised .31% and .13% of outstanding gross loans at December 31, 2001 and 2000, respectively.

Liquidity and Interest Rate Sensitivity

Liquidity is defined as the Company's ability to meet all short-term demands for funds on a timely basis. Such demands include funding of loans and other asset purchases or originations, reduction or liquidation of deposit accounts by customers and principal and interest payments on debt of both the Bank and its parent company. Liquidity at the Bank level is provided by cash flows from maturing investments, loan payments and maturities, federal funds sold, and unpledged investment securities. Liquidity may also be provided through accumulation of core deposits, increasing large denomination certificates from both retail and wholesale sources, federal fund lines from correspondent banks, borrowings from the Federal Home Loan Bank as well as the Federal Reserve Bank and also the ability to generate funds through the issuance of long-term debt and equity. With the proportional increase in loans, the Bank's liquidity ratio was reduced during 2001. However, management has established additional upstream lines of credit and believes that current liquidity levels are satisfactory to meet known and anticipated liquidity needs.

The Company strives to limit the effect of changes in interest rates on both the Company's net interest income as well as the market value of its assets and liabilities while maximizing net interest income under these constraints. Interest rate risk management aims to manage the pricing and duration of assets and liabilities so that the effects of interest rate changes do not result in wide fluctuations of either the Bank's net interest income or the market values of assets and liabilities. Next to credit risk, interest rate risk is considered one of the more significant risks requiring on-going monitoring and management. Interest rate risk is defined as the effect that changes in interest rates would have on net interest income as interest-sensitive assets and liabilities either reprice or mature. Management attempts to correlate the repricing of the Bank's portfolios of earning assets and interest-bearing liabilities so as to afford protection from significant erosion of net interest margin resulting from changes in interest rates. Table 12 shows the sensitivity of the Bank's balance sheet at December 31, 2001 and is not necessarily indicative of the position on other dates. On that date, the Bank appeared to be cumulatively asset-sensitive (earning assets subject to interest rate changes exceeding interest-bearing liabilities subject to changes in interest rates).

Matching sensitive positions alone does not ensure the Bank has limited interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are matched.

Table 12. Interest Rate Sensitivity *(dollars in thousands)*

	December 31, 2001 Asset and Liability Maturities and Repricings				
	1 - 3 Months	4 - 12 Months	13 - 60 Months	Over 60 Months	Total
Earning assets:					
Loans	$ 153,362	$ 47,543	$ 218,662	$ 72,717	$ 492,284
Investments	14,637	3,476	15,311	11,964	45,388
Interest bearing deposits with banks	525	-	-	-	525
Federal Funds Sold	-	-	-	-	-
Total	$ 168,524	$ 51,019	$ 233,973	$ 84,681	$ 538,197
Interest-bearing deposits:					
NOW accounts	$ 31,638	$ -	$ -	$ -	$ 31,638
Money market	67,201	-	-	-	67,201
Savings	7,765	-	-	-	7,765
Certificates of Deposit	128,767	179,173	10,593	1,182	319,715
Repurchase agreements/Fed funds purchased	5,240	-	-	-	5,240
Other	7,750	-	-	36,869	44,619
Total	$ 248,361	$ 179,173	$ 10,593	$ 38,051	$ 476,178
Interest sensitivity gap	$ (79,837)	$ (128,154)	$ 223,380	$ 46,630	$ 62,019
Cumulative interest sensitivity gap	$ (79,837)	$ (207,991)	$ 15,389	$ 62,019	$ 62,019
Ratio of sensitive assets to sensitive liabilities	67.85%	28.47%	2,208.75%	222.55%	113.02%
Cumulative ratio of sensitive assets to sensitive liabilities	67.85%	51.35%	103.51%	113.02%	113.02%

Table 13. Key Financial Ratios.

	December 31, 2001	December 31, 2000	December 31, 1999
Return on average assets	0.66%	0.57%	0.37%
Return on average equity	12.71%	7.14%	3.93%
Equity to assets	6.62%	7.03%	8.04%

SHAREHOLDER'S NOTES

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Annual Meeting

The annual meeting of stockholders will be Monday, June 17, 2002, 10:00 a.m. at the Kellogg Center, 11 Broyles Road, Hendersonville, North Carolina, 28791.

Requests for Information

Requests for information should be directed to Greg Gibson, Chief Financial Officer at MountainBank, 201 Wren Drive, Hendersonville, North Carolina, 28792. Telephone (828) 697-0030.

Franchise Growth

Existing Branches Jan, '01

1) Hendersonville Main
2) Hendersonville South
3) Fletcher
4) Polk County
5) Asheville
6) Lake Lure
7) Forest City



Added During 2001

8) Marion
9) Waynesville
10) Morganton
11) Burnsville
12) Spruce Pine
13) Wal-Mart in Spruce Pine
14) Weaverville

MountainBank

Taking Care Of Our Own

◦ Asheville ◦ Burnsville ◦ Fletcher ◦ Forest City ◦ Hendersonville ◦ Lake Lure ◦ Marion ◦ Morganton ◦ Polk County ◦ Spruce Pine ◦ Waynesville ◦ Weaverville